UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Management Appointment and Promotions

We, LDK Solar Co., Ltd., have announced one new appointment and several promotions to our management team as follows:

•	Ron Kenedi has been appointed President of LDK Solar Tech USA, Inc., our subsidiary in the United States dedicated to module sales in the North America market;

•	Yonggang Shao has been promoted to Executive Vice President of Corporate Strategy;

•	Dr. Yuepeng Wan has been promoted to Senior Vice President of Research and Development;

•	Ling Lin has been promoted to Vice President of Human Resources;

•	Qiqiang Yao has been promoted to Senior Vice President of Finance; and

•	Bing Zhu has been appointed as Chief Financial Officer of LDK Silicon & Chemical Technology Co., Ltd., our subsidiary dedicated to the polysilicon business.

Attached hereto as Exhibit 99.1 is the press release we issued on July 11, 2011, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 11, 2011

Exhibit 99.1

LDK Solar Announces Management Appointment and Promotions

XINYU CITY, China and SUNNYVALE, Calif., July 11, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced one new appointment and several promotions to its management team.

Ron Kenedi has been appointed President of LDK Solar Tech USA, Inc., a subsidiary of LDK Solar dedicated to module sales in the North America market. Mr. Kenedi has over 28 years of experience in the solar industry and an extensive track record of driving market share growth within North America. Prior to joining LDK Solar, he served as vice president of Sharp Electronics Corporation’s Solar Energy Solutions Group, where he spearheaded Sharp’s North American solar business. Prior to that, he was vice president of sales and marketing for Kyocera Solar, Inc. and Photocomm. He has served on the board of directors for the Solar Energy Industry Association and Solar Alliance. Mr. Kenedi holds a Bachelor of Arts degree from the State University of New York at Stony Brook.

Additionally, the following promotions have been made within LDK Solar’s management team:

•	Yonggang Shao was promoted to Executive Vice President of Corporate Strategy;

•	Dr. Yuepeng Wan was promoted to Senior Vice President of Research and Development;

•	Ling Lin was promoted to Vice President of Human Resources;

•	Qiqiang Yao was promoted to Senior Vice President of Finance; and

•	Bing Zhu was appointed as CFO of LDK Silicon & Chemical Technology Co., Ltd.

“I am delighted to welcome Ron Kenedi to LDK Solar’s management team,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. We believe Ron’s extensive solar industry experience will be a tremendous asset to LDK Solar as we expand our operations within North America.

“Additionally, I am pleased to announce the promotions of Dr. Yuepeng Wan, Yonggang Shao, Ling Lin and Qiqiang Yao. In their respective areas, each has a strong track record of success and has made significant contributions to the growth of LDK Solar. We also appointed Mr. Bing Zhu to CFO of LDK’s polysilicon business unit. We look forward to continuing to leverage their expertise as we execute our growth strategy,” concluded Mr. Peng.

Dr. Wan has over 20 years of experience in research and development in silicon and materials processing and joined LDK Solar in February 2007. Dr. Wan received a Bachelor of Science degree and a Master of Engineering degree in mechanical engineering from University of Science & Technology of China, and a PhD degree in mechanical engineering from Aachen University of Technology (RWTH Aachen) in Germany.

Mr. Shao joined LDK Solar in February 2006. Prior to that, Mr. Shao served as a Managing Director with Guotai Jun’an Securities Company Limited and its predecessors from 1998 to 2006. Mr. Shao graduated from Shanghai University in 1990 with a bachelor degree in industrial management and from Beijing University Guanghua School of Management with an Executive MBA degree in 2002.

Ms. Lin has over 12 years of management experience in human resources and administration. She joined LDK Solar in November 2008. Ms. Lin received a Bachelor of Science degree in management engineering from Hubei University of Technology in China, and a Master of Business Administration degree from Asia International Open University (Macau). She has made significant contributions in building up our management structure for all plant and office locations. Prior to joining LDK, Ms. Lin was Director of Human Resources at Good Children, a retail chain in China.

Mr. Yao joined LDK Solar in February 2006. Previously, Mr. Yao held multiple positions in finance and accounting at various companies in China. Mr. Yao received a bachelor’s degree in accounting from Anhui University of Accounting in 1993 and an MBA from China Southeast University in 2003. Mr. Yao is a Certified Public Accountant in China.

Mr. Bing Zhu joined LDK Solar as our Chief Strategy Officer in 2010. Mr. Zhu has over 24 years of finance and related experience. He previously served as Chief Financial Officer and Board Director at Chemspec International Ltd. and Canadian Solar Inc. Prior to that, Mr. Zhu worked four years in commercial banking and four years at Raytheon Corporation in market development for its commercial electronics, engineering & construction and commercial aircraft divisions in China. Mr. Zhu holds a bachelor’s degree in business management from Zhejiang University of Technology in China and a Master of Business Administration degree from China Europe International Business School.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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